Exhibit 99.1

Brookfield Residential Properties Inc.

News Release
BROOKFIELD RESIDENTIAL REPORTS ON VOTING RESULTS

Calgary, Alberta, May 7, 2014 – As required by the shareholders meetings and proxy solicitation rules in the TSX Company Manual, Brookfield Residential Properties Inc. (BRP: NYSE/TSX) (“Brookfield Residential”) announced today that at the company’s annual meeting of shareholders held on May 1, 2014 all eight nominees proposed for election to the board of directors by holders of Common Shares were elected. Detailed results of the vote for the election of directors are set out below.

Management received the following proxies from holders of Common Shares in regard to the election of the eight directors nominated for election:

Director	Votes For	Proxy %	Votes Withheld	Proxy %
Bruce T. Lehman	102,753,867	99.89	116,880	0.11
Patricia M. Newson	102,834,557	99.96	36,190	0.04
Alan Norris	102,863,640	99.99	7,107	0.01
Allan S. Olson	102,863,095	99.99	7,652	0.01
Timothy R. Price	102,863,140	99.99	7,607	0.01
David M. Sherman	102,863,065	99.99	7,682	0.01
Robert L. Stelzl	102,862,502	99.99	8,245	0.01
Michael D. Young	102,753,341	99.89	117,406	0.11

Details of votes on all matters of business considered at the meeting are available in the company’s report of voting results filed on SEDAR (www.sedar.com).

Brookfield Residential Properties Inc. is a leading North American land developer and homebuilder with operations in eleven major markets. We entitle and develop land to create master-planned communities and build and sell lots to third-party builders, as well as to our own homebuilding division. We also participate in selected, strategic real estate opportunities, including infill projects, mixed-use developments, infrastructure projects, and joint ventures. Brookfield Residential is listed on the NYSE and TSX under the symbol BRP.  For more information, visit www.brookfieldrp.com.

For more information, please visit our website at www.brookfieldrp.com or contact:

Investors:	Media:
Nicole French Tel: 1.403.231.8952 Email: nicole.french@brookfieldrp.com	Andrew Willis Tel: 1.416.369.8236 Email: andrew.willis@brookfield.com